Vertex Pharmaceuticals Incorporated 50 Northern Avenue Boston, MA 02210-1862 Tel: 617-341-6100 www.vrtx.com

September 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz and Barbara Jacobs

Re:	Vertex Pharmaceuticals Incorporated
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2022
File No. 000-19319

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated September 20, 2022 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above-referenced Definitive Proxy Statement on Schedule 14A of Vertex Pharmaceuticals Incorporated (the “Company”). For reference purposes, we have restated the comments contained in the Staff’s letter before our responses below.

Definitive Proxy Statement on Schedule 14A filed April 7, 2022

General

1.    Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders. Please also address how the experience of your Lead Independent Director is brought to bear in connection with your board’s role in risk oversight.

Response to Comment 1:

The Company acknowledges the Staff’s comment, and will enhance its future proxy disclosures to expand its discussion of the reasons it believes its leadership structure is appropriate. The discussion will address, among other matters, the circumstances under which the Company would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether the Company will seek prior input from its shareholders. The discussion will also address how the experience of the Company’s Lead Independent Director is brought to bear in connection with the board’s role in risk oversight.

Securities and Exchange Commission	- 2 -	September 26, 2022

2.    Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:

•	represent the board in communications with shareholders and other stakeholders;

•	require board consideration of, and/or override your CEO on, any risk matters; or

•	provide input on design of the board itself.

Response to Comment 2:

The Company acknowledges the Staff’s comment, and will enhance its future proxy disclosures to expand its discussion of the role its Lead Independent Director plays in the leadership of the board. The disclosure will address, among other matters, whether or not its Lead Independent Director may: (i) represent the board in communications with shareholders or other stakeholders, (ii) require board consideration of, and/or override the Company’s CEO on, any risk matters, and (iii) provide input on the design of the board itself.

3.    Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	whether you have a Chief Compliance Officer and to whom this position reports; and

•	how your risk oversight process aligns with your disclosure controls and procedure.

Response to Comment 3:

The Company acknowledges the Staff’s comment, and will enhance its future proxy disclosures to expand upon how its board administers its risk oversight function. The disclosures will address, among other matters, the timeframe over which the Company evaluates risks and how its applies different oversight standards based upon the immediacy of the risks assessed, whether it consults with outside advisors and experts to anticipate future threats and trends and how often it re-assesses its risk environment, whether it has a Chief Compliance Officer and to whom this position reports, and how its risk oversight process aligns with its disclosure controls and procedures.

*        *        *

Securities and Exchange Commission	- 3 -	September 26, 2022

Please do not hesitate to call me at (617) 961-0518 with any questions with respect to the responses above.

Very truly yours,

/s/ Joy Liu
Joy Liu
Senior Vice President, General Counsel

cc:	Jonathan Biller, Executive Vice President and Chief Legal Officer